UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)


Blue Bird Corporation
(Name of Issuer)


Common Stock par value $0.0001 per share
(Title of Class Securities)

095306106
(CUSIP Number)

Julian A.L. Allen
Spitfire Capital LLC
2 Belvedere Place, Suite 310
Mill Valley, CA 94941
(415) 878-1901

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 19, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /x/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 095306106

1.      Name of Reporting Person.

        Spitfire Capital LLC

        I.R.S. Identification Nos. of above persons (entities only).

        51-0629606

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions) WC/OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization     Delaware, USA

7.      Sole Voting Power        1,326,554*

8.      Shared Voting Power      0

9.      Sole Dispositive Power   1,326,554*

10.     Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,326,554*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)       5.2%*+

14.     Type of Reporting Person (See Instructions)

IA

* As of October 29, 2018, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,326,554 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. As a result of the foregoing, Spitfire Capital possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Spitfire Capital may be deemed to beneficially own a total of 1,326,554 Shares.

+ Based on a total of 25,530,910 Shares outstanding as of October 24, 2018, as reported by the Issuer to Spitfire Capital.


1.      Name of Reporting Person.

        Julian A.L. Allen

        I.R.S. Identification Nos. of above persons (entities only).

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions) WC/OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization     USA

7.      Sole Voting Power        1,326,554*

8.      Shared Voting Power      0

9.      Sole Dispositive Power   1,326,554*

10.     Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,326,554*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)       5.2%*+

14.     Type of Reporting Person (See Instructions)

IN, HC

* As of October 29, 2018, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,326,554 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. Mr. Allen is the sole member of Spitfire Capital. Mr. Allen is also the sole member of Spitfire Fund GP LLC, the general partner of Spitfire and Spitfire QF. As a result of the foregoing, Mr. Allen possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Mr. Allen may be deemed to beneficially own a total of 1,326,554 Shares.

+ Based on a total of 25,530,910 Shares outstanding as of October 24, 2018, as reported by the Issuer to Spitfire Capital.

Item 1.  Security and Issuer

The title of the class of equity security to which this statement on
Schedule 13D relates is the Common Stock, par value $0.0001 per share (the "Common Stock") of Blue Bird Corporation, a Delaware corporation (the "Issuer").

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed on July 26, 2016 (the "Original Schedule 13D"), and amended on August 2, 2016 ("Amendment No. 1").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Original Schedule 13D is unchanged.

The address of the Issuer's principal executive offices is 3920 Arkwright Road, Suite 200, Macon, Georgia 31210.


Item 2.  Identity and Background

Item 2(b) is hereby amended by deleting Item 2(b) of the Original Schedule 13D in its entirety and replacing it with the following:

b) The principal business address for each of the Reporting Persons is:

   c/o Spitfire Capital LLC
   2 Belvedere Place, Suite 310
   Mill Valley, CA 94941


Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of the Original Schedule 13D in its entirety and replacing it with the following:

The Shares to which this statement relates were acquired by the Reporting Persons using the working capital of each Investment Vehicle as follows:

   The Spitfire Fund L.P.:   $8,082,819
   The Spitfire Qualified Fund L.P.:   $7,231,641
   Saunwin Domestic Equities Fund LLC:   $540,774
   ABA Stocks LLC:   $587,132

  The Investment Vehicles have invested an aggregate amount of approximately $16,442,366 in the Shares, including brokerage commissions.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 1 in its entirety and replacing it with the following:

The Shares covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

As investors in the Issuer, the Reporting Persons have had and may continue to have general discussions with representatives of the Issuer regarding various matters relating to the business and operations of the Issuer. The Reporting Persons have also had and may continue to have conversations with other stockholders of the Issuer. In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

In addition, the Reporting Persons also intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, changes to the composition of the board of directors, price levels of the Common Stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional securities of the Issuer in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Issuer owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.
Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.


Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of the Original Schedule 13D in its entirety and replacing it with the following:

(a) The aggregate percentage of Shares reported owned by each person named herein is based on 25,530,910 shares of Common Stock outstanding as of October 24, 2018, which is the total number of shares of Common Stock outstanding as reported by the Issuer to Spitfire Capital.

As of the close of business on the date hereof, Spitfire Capital, as the investment adviser to the Investment Vehicles, may be deemed to beneficially own the 1,326,554 Shares owned in the aggregate by the Investment Vehicles, constituting approximately 5.2% of the shares of Common Stock outstanding. Mr. Allen, as the Managing Member of Spitfire Capital, may be deemed to beneficially own the 1,326,554 Shares owned in the aggregate by the Investment Vehicles, constituting approximately 5.2% of the shares of Common Stock outstanding.

(b) The Reporting Persons possess the sole power to vote and to direct the disposition of the securities held by the Reporting Persons.

(c) On October 15, 2018, pursuant to an offer by the Issuer to purchase up to $50 million in aggregate value of its shares of Common Stock and Preferred Stock, the Reporting Persons sold 116,640 shares of Common Stock to the Issuer at a price of $28 per share and received aggregate proceeds of $3,265,920 in consideration thereof. Other than transfers of shares of Common Stock between Investment Vehicles, the Reporting Persons have not engaged in any other transactions in the securities of the Issuer in the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 29, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits


Exhibit A	Joint Filing Agreement, dated October 29, 2018.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2018

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
------------------------------------------
Julian A.L. Allen
Managing Member


JULIAN A.L. ALLEN

/s/ Julian A.L. Allen
------------------------------------------


EXHIBIT A

             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.0001 par value, of Blue Bird Corporation, a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

October 29, 2018

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
------------------------------------------
Julian A.L. Allen
Managing Member


JULIAN A.L. ALLEN

/s/ Julian A.L. Allen
------------------------------------------